

May 7, 2014

<u>Via E-mail</u>
Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

> **Re:** **Time Inc.**
> **Amendment No. 3 to**
> **Form 10**
> **Filed April 28, 2014**
> **File No. 001-36218**

Dear Mr. Ripp:

We have reviewed your responses to the comments in our letter dated March 18, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Summary of the Spin-Off, page 8</u>

1. Please include a brief discussion of the indebtedness that Time Inc. will incur in connection with the Spin-Off and that you expect all the proceeds from the Term Loan and Senior Notes to be transferred or distributed to Time Warner as part of the Internal Reorganization.

Exhibit 10.24

2. Please revise to include a complete copy of the agreement including all exhibits and schedules. We note for example that the schedules and exhibits listed on page vi are not included with the exhibit.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Eric Schiele
        Cravath, Swaine & Moore LLP